Exhibit 99.9

LINEAR GOLD CORP
Financial Statements
(unaudited - Prepared by Management)
June 30, 2006

LINEAR GOLD CORP
Balance Sheets
As at the periods ended
(unaudited - Prepared by Management)

	June 30	March 31
ASSETS	2006	2006
	$	$

CURRENT
Cash and cash equivalents	15,022,180	18,224,067
Marketable securities	25,125	75,375
(Market Value - $44,000; March 31, 2006 - $123,000)
Accounts receivable	57,540	150,928
Advances to joint venture partners	26,615	59,066
Sales taxes recoverable	1,036,131	1,257,876
Prepaid expenses	22,262	27,013
Due from Linear Metals Corporation	461,389	-
	16,651,242	19,794,325

DEPOSITS	33,162	32,960
CAPITAL ASSETS	384,346	411,405
RESOURCE PROPERTIES (note 3)	18,726,018	17,578,785
	35,794,768	37,817,475

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	763,745	1,072,603
	763,745	1,072,603

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 2(a))	42,265,946	42,070,678
WARRANTS (note 2(b))	259,354	259,354
CONTRIBUTED SURPLUS	1,812,395	1,807,515
DEFICIT	(9,306,672)	(7,392,675)
	35,031,023	36,744,872
	35,794,768	37,817,475

The accompanying notes form an integral part of these consolidated financial statements.

LINEAR GOLD CORP
Statements of Loss and Deficit
(unaudited - Prepared by Management)

	For the Three Months
	Ended June 30
	2006	2005
	$	$
INCOME
Interest	149,038	168,172
Management fees	-	8,578
Rent	9,000	4,500
	158,038	181,250
EXPENSES
Depreciation and amortization	14,331	3,182
Investor relations and marketing	304,999	24,112
Office	21,837	24,850
Premises	17,453	9,812
Professional Services	71,157	7,629
Regulatory and securities	23,388	22,106
Salaries and benefits	334,801	161,923
Stock compensation	64,597	132,073
Travel	40,196	49,608
	892,759	435,295

LOSS FROM OPERATIONS	(734,721)	(254,045)

OTHER INCOME (EXPENSES)
Foreign exchange	(8,183)	7,772
Gain on sale of securities	55,460	-
	(687,444)	(246,273)

LOSS BEFORE DISCONTINUED OPERATIONS
Discontinued operations - Linear Metals Distribution	(122,144)	-
NET LOSS	(809,588)	(246,273)
DEFICIT, beginning of period	(7,392,675)	(5,691,986)

DIVIDEND PAID (Note 3)	(1,104,409)	-
DEFICIT, end of period	$ (9,306,672)	$ (5,938,259)

LOSS PER SHARE - BASIC
and FULLY DILUTED	$ (0.04)	$ (0.01)

Weighted Average Number of Common Shares Outstanding	21,406,712	20,890,030

The accompanying notes form an integral part of these consolidated financial statements.

LINEAR GOLD CORP
Cash Flow Statements
(unaudited - Prepared by Management)

	For the Three Months
	Ended June 30
	2006	2005
	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(809,588)	(246,273)
Adjustments for:
Amortization	14,331	3,182
Gain on sale of securities	(55,460)	-
Stock Compensation	64,597	132,073

	(786,120)	(111,018)
Changes in non-cash working capital
Accounts receivable and VAT recoverable	(146,256)	(273,457)
Due from exploration partners	32,451	28,456
Prepaid expenses	4,751	(9,440)
Deposits	(202)	(120)
Accounts payable and accrued liabilities	(308,858)	385,362
Exploration partners advances	-	(106,359)
	(1,204,234)	(86,576)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of equipment	(3,466)	(273,520)
Resource properties	(2,258,810)	(3,439,516)
Exploration partners contributions	23,362	273,363
Proceeds from resource properties	-	36,768
Proceeds from sale of securities	105,710	-
	(2,133,204)	(3,402,905)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock for cash	135,551	1,781,922
	135,551	1,781,922

INCREASE IN CASH AND EQUIVALENTS	(3,201,887)	888,239
CASH AND EQUIVALENTS, beginning of period	18,224,067	29,057,606
CASH AND EQUIVALENTS, end of period	15,022,180	29,945,845

The accompanying notes form an integral part of these consolidated financial statements.

LINEAR GOLD CORP

Notes to Financial Statements

(Unaudited – Prepared by Management)

June 30, 2006

1.

Accounting Policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements.  Accordingly, certain information and note disclosure normally included in annual consolidated financial statements have been condensed or omitted.  These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements.   These interim consolidated financial statements should be read together with the Company’s June 30, 2006 audited consolidated statements and the accompanying notes.

2.

Share Capital

a)

Common Shares

The Company has authorized an unlimited number of common shares without par value.

The Company has also authorized an unlimited number of first preferred and second preferred shares without par value, of which none have been issued.

The following is a summary of changes in the Company’s issued common share capital during the period ended June 30, 2006:

	3-months ended June 30, 2006
	Number	Amount

Opening balance	21,380,980	$ 42,070,678
Shares issued on exercise of Warrants	-	-
Fair value of warrants exercised	-	-
Shares issued pursuant to employee options	71,800	135,550
Fair value of employee options exercised	-	59,718

Closing balance	21,452,780	$ 42,265,946

LINEAR GOLD CORP

Notes to Financial Statements

(Unaudited – Prepared by Management)

June 30, 2006

b)

Warrants

The following is a summary of warrant activity during the period ended June 30, 2006:

	3-months ended June 30, 2006

	Number	Amount

Opening balance	193,548	$ 259,354
Exercised	-	-
Expired	-	-

Ending Balance	193,548	$ 259,354

The following is a summary of warrants outstanding as of June 30, 2006:

Expiry Date	Number of Warrants	Exercise Price

15-Feb-07	193,548	$7.75

c)

Options

The following is a summary of options activity during the period ended June 30, 2006:

	3-months ended June 30, 2006
	Number	Weighted average exercise price

Opening balance	2,239,500	$ 3.03
Exercised	(71,800)	1.89
Issued	300,000	5.00
Cancelled	(235,000)	6.41

Ending Balance	2,232,700	$ 2.98

LINEAR GOLD CORP

Notes to Financial Statements

(Unaudited – Prepared by Management)

June 30, 2006

The following is a summary of options outstanding as of June 30, 2006:

	Number of	Exercisable	Exercise
Expiry Date	Options	Options	Price

8-Oct-06	511,200	511,200	$1.00
13-Jan-07	244,000	244,000	$2.00
31-May-07	185,000	185,000	$2.00
29-Jul-07	425,000	425,000	$2.00
12-Aug-07	65,000	19,500	$2.15
10-Nov-07	35,000	-	$3.75
11-Nov-07	50,000	15,000	$4.00
27-Jan-08	100,000	100,000	$1.00
3-Feb-08	35,000	10,500	$8.00
31-Mar-08	172,500	51,750	$8.80
2-Aug-08	15,000	-	$8.00
14-Dec-08	85,000	-	$4.50
14-Mar-09	10,000	-	$6.35
23-Jun-09	300,000	-	$5.00
	2,232,700	1,561,950	$2.98

3.

Linear Metals Corporation Distribution

During the period ending June 30, 2006, the Company completed its distribution of Linear Metals Corporation (“Linear Metals”), a 100%-owned subsidiary of the Company, as a dividend-in-kind to shareholders of record on June 26, 2006 (the “Record Date”).  Prior to the dividend distribution, the Company had transferred its Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, and its Seymour Lake and KM61 properties, located in Canada, to Linear Metals.

Ownership of Linear Metals was distributed to the Company’s shareholders on the basis of one unit of Linear Metals for each share of the company.  Each Unit of Linear Metals consisted of 0.8 common shares and one-tenth of a warrant, with each full warrant entitling the holder to purchase one share of Linear Metals

LINEAR GOLD CORP

Notes to Financial Statements

(Unaudited – Prepared by Management)

June 30, 2006

at a price of $0.12 per share.  The Warrants expired on July 31, 2006 and pursuant to the Company’s TSX Venture Exchange listing, Linear Metals has arranged a standby subscription agreement with management of Linear Metals to subscribe for the number of shares equal to any unexercised warrants.

During the quarter ended June 30, 2006, the Company incurred expenditures of $122,144 through Linear Metals, arising from professional fees and filing fees associated with the completion of Linear Metals’ prospectus, private placement and TSX Venture listing.  These expenses have been included in the results of the Company and identified as Discontinued operations.

The value of the Resource Properties included in the distribution at June 30, 2006 was $1,212,698.

4.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

LINEAR GOLD CORP.

Management Discussion and Analysis

Quarterly Report – June 30, 2006

This Management Discussion and Analysis of Linear Gold Corp. (the “Company”) provides analysis of the Company’s financial results for the three-month period ended June 30, 2006.  The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements.

1.1

Date of Report

This report is prepared as of August 9, 2006.

1.2

Nature of Business and Overall Performance

Linear Gold Corp. (the “Company”) is a mineral exploration company listed on the Toronto Stock Exchange.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The Company owns or controls, under option, an interest in 14 properties, including 11 properties in Mexico through its subsidiary Linear Gold Mexico, S.A. de C.V. and three properties in the Dominican Republic through its subsidiary Linear Gold Caribe, S.A.  During June 2006, the Company completed its Corporate Reorganization (See 1.13 Corporate Reorganization), which resulted in the distribution of the Company’s shares in Linear Metals Corp. (“Linear Metals”), a 100%-owned subsidiary, to the Company’s shareholders of record on June 26, 2006.  In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.

In Fiscal 2005, the Company announced the discovery of the Campamento Gold Deposit on its 100% owned Ixhuatan Project located in Chiapas, Mexico.  The Ixhuatan Project, which is the Company’s key asset and primary focus, covers 98,000 hectares.

During the quarter, the Company continued to focus on the Ixhuatan Project and completed an additional 5,300 metres of drilling in 21 holes, bringing the total to 31,000 metres of drilling in 155 holes as of June 30, 2006.  Management expects that the Ixhuatan Project will continue to be the primary focus of the Company throughout Fiscal 2007 and beyond.

During the current period, the Company completed the distribution of Linear Metals and continued the systematic exploration of the Ixhuatan Project including the completion of a 43-101 compliant independent resource estimate.  During the three-month period ending June 30, 2006, operating expenses totaled $0.9 million, an increase of 105% over the same period in the preceding year.  The Company’s only significant source of revenue continues to be from interest earned on the Company’s cash balances and, accordingly, the Company expects to continue to incur operating losses for the foreseeable future.

The Company will continue to fund operating losses and exploration expenditures out of existing working capital, which totaled $15.9 million at June 30, 2006.

1.3

Selected Annual Information

Expressed in thousands of Canadian dollars, except per share amounts.

Fiscal Years ended March 31	2006	2005	2004	2003	2002

Revenues	$ 723	$ 309	$ 102	$ 8	$ 19
Net Loss	$ 1,701	$ 2,234	$ 792	$ 486	$ 490
Basic & Diluted Net Loss per share	$ 0.08	$ 0.14	$ 0.08	$ 0.07	$ 0.10
Total Assets	$ 37,817	$ 36,592	$ 9,198	$ 964	$ 1,107
Total Long-term liabilities	$ -	$ -	$ -	$ -	$ -
Cash dividends per common share	N/A	N/A	N/A	N/A	N/A

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

The Company has recorded losses in all of the three most recently completed Fiscal Years and expects to continue to record losses until such time as an economic resource is identified, developed and exploited on one or more of the Company’s properties.  The Company significantly increased the level of exploration and corporate activity during Fiscal 2005 and 2006, resulting in significantly higher levels of corporate and exploration expenditures which the Company expects to maintain for the foreseeable future.  Accordingly, the Company is anticipating an operating loss from continuing operations of approximately $2.0 million during Fiscal 2007.  The Company’s net loss will be significantly affected by any write-down or abandonment of any properties in a given period.

1.4

Results of Operations

Three months ending June 30

During the period ended June 30, 2006, the Company incurred a net loss of $0.8 million, as compared to a loss of $0.3 million during the same quarter of the previous year.  Interest revenue decreased 11% despite an increase in interest rates, due to an average cash balance which declined 44% over the same period in the previous year following the completion of a financing during the fourth quarter of Fiscal 2005 and continued financing of exploration and operating expenditures from the Company’s working capital balance since that date.  The Company expects that continued exploration programs will result in reduced cash balances and a resulting decrease in interest revenue, which is expected to total $0.4 million for Fiscal 2007.  Management fee revenue decreased from $8,578 in the first quarter of Fiscal 2006 to $nil for the period ended June 30, 2006.  The Company is not currently acting as operator on any of its joint venture properties and does not expect to earn any management fee revenue during Fiscal 2007.

Operating expenses for the quarter were $0.9 million, an increase of $0.5 million or 105% over the same period in the preceding year.   Operating expenses during the quarter included non-cash Stock based compensation of $0.1 million attributable to the value of stock options earned in the period, a decrease of 51% over the previous year, and Depreciation and amortization of $14,331, representing an increase of 350% over the previous year as a result of an increased level of capital assets supporting the advancement of the Ixhuatan Project.   Compared to the same period in the preceding year, Investor relations and marketing expenses increased by $0.3 million or over 1000% as a result of new initiatives undertaken during the current quarter as compared to a relatively inactive period during the quarter ended June 30, 2005;  Salaries and benefits expenses increased by $0.2 million or 107% primarily as a result of increased staff levels and executive bonuses during the current quarter; and Professional services increased by $0.1 million or 833% primarily as a result of fees associated with the Company’s Reorganization which

preceded the distribution of Linear Metals (refer to section 1.13).   The Company expects to continue its current level of activity and anticipates total cash operating costs of approximately $2.0 million during Fiscal 2007.

A foreign exchange loss of $8,823 was recorded during the quarter.  The foreign exchange loss was primarily attributable to the increase in the value of the Canadian dollar versus the United States dollar.  The Company may continue to incur foreign exchange losses arising from changes in the value of foreign currencies used in the conduct of its business, relative to the Canadian dollar.

1.5

Summary of Quarterly Results and Significant First Quarter Events

Expressed in thousands of Canadian dollars, except per share amounts.

	Fiscal 2007	Fiscal 2006				Fiscal 2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05	Dec-04	Sep-04

Revenues	$158	$167	$165	$210	$181	$122	$75	$50
Loss from continuing operations	$672	$470	$550	$434	$246	$585	$642	$760
Loss from Discontinued Operations	$122	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	$794	$470	$550	$434	$246	$585	$642	$760
Basic & Diluted Net Loss per share	$0.04	$0.02	$0.03	$0.02	$0.01	$0.03	$0.05	$0.05
Total Assets	$35,830	$37,817	$37,557	$38,368	$38,539	$36,592	$12,436	$9,726

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

During the first quarter of Fiscal 2007, the Company continued its primary focus on the Ixhuatan project.  Resource property expenditures totaled $2.2 million for the quarter, of which 86% of the total was incurred on the Ixhuatan project.

Revenues for the quarter were $0.2 million, a decrease of 13% from the comparable period of the previous year.  The decrease over the previous year was primarily attributable to a decrease in Interest Revenue due to a lower cash balance, and the elimination of management fee revenue previously earned by the Company acting as operator of projects subject to joint ventures.

Operating expenses during the quarter were $0.9 million, an increase of 105% over the same period of the previous year.  The increase was primarily attributable to Investor relations and marketing expense of $0.3 million, which was up 1,165% over the previous year as a result of increased marketing initiatives undertaken by the Company as well as an increase in professional fees of $0.1 million or 833% associated with the Company’s Reorganization which preceded the distribution of Linear Metals described in section 1.13.   An increased level of staffing and executive bonuses resulted in an increase to Salaries and benefits expense of $0.2 million or 107% which was offset by a significant $0.1 million reduction in non-cash

Stock-compensation expense arising from the expiry and cancellation of 235,000 stock options during the period.

1.6

Liquidity and Capital Resources

Three months ending June 30

As of June 30, 2006, the company had working capital of $15.9 million, as compared with working capital of $18.7 million at the end of the preceding quarter, a decrease of $2.8 million.

During the quarter ended June 30, 2006, the Company used $1.2 million of working capital to fund operating expenses.  Resource property expenditures during the period totalling $2.4 million were funded from option payments of $0.1 million with the balance of $2.3 million funded from the Company’s working capital, as were the Company’s capital asset additions of $3,466.  The Company plans Resource property expenditures of approximately $10 million during Fiscal 2007, which will be funded primarily from its working capital balance.

During the quarter, 71,800 stock options were exercised at an average price of $1.89 for total proceeds to the company of $135,551.  Also during the quarter, 300,000 stock options were issued at a price of $5.00 per share, and 235,000 stock options were expired or cancelled at an average exercise price of $6.4.

1.7

Off-Balance Sheet Arrangements

At June 30, 2006, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred expenditures as well as the value of stock-based compensation. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s share and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves and the ability of the Company to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.9

Transactions with Related Parties

During the period ended June 30, 2006, the Company incurred legal fees totalling $90,898 to a law firm of whom the managing partner is an officer of the Company.  The fees were primarily related to the Corporate Reorganization described in section 1.13.

1.10

Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, marketable securities, receivables, prepaid expenses, a reclamation bond deposit, accounts payable and amounts advanced from joint venture partners.  Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company’s control.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company’s control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long-term working capital requirements and to fund its exploration programs.  The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources.  There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.11

Outstanding Share Data

a)

Common Shares

The Company has authorized an unlimited number of common shares without par value.

The Company has also authorized an unlimited number of first preferred and second preferred shares without par value, of which none have been issued.

At June 30, 2006, the Company had issued and outstanding 21,452,780 common shares with a recorded value of $42,265,946.

At August 9, 2006, the Company has issued and outstanding 21,465,780 common shares with a recorded value of $42,278,946 based upon the exercise of options subsequent to period end.

b)

Warrants

At June 30, 2006, and August 9, 2006, the Company has 193,548 warrants outstanding with a recorded value of $259,354.

The following is a summary of warrants outstanding as of June 30, 2006 and August 9, 2006:

Expiry	Number of	Exercise
Date	Warrants	Price

15-Feb-07	193,548	$7.75

c)

Options

At June 30, 2006, the Company had 2,232,700 options outstanding exercisable into common shares of the Company at an average exercise price of $2.98 per share.

At August 9, 2006, the Company has 2,219,700 options outstanding exercisable into common shares of the Company at an average exercise price of $2.99 per share based upon the exercise, cancellation and issuance of options subsequent to year end.

1.12

Deferred Resource Property Expenditures

Details of the Company’s Deferred Resource Property Expenditures during the three-month period ended June 30, 2006 are included in Schedule “A”.

The Company incurred Resource property expenditures of $2.4 million during the year, with approximately 97% of the total expended in Mexico and 3% in the Dominican Republic.  During the period, the Company funded 100% of the Resource property expenditures from working capital, net of a $0.1 million option payment received by Linear Metals prior to the June distribution to Linear’s shareholders.

Mexico

Within Mexico, the Company incurred exploration expenditures of $2.3 million during the quarter with 89% of the total incurred on the Ixhuatan Project and the balance of the expenditures incurred over the Company’s other properties in Mexico and in review of new opportunities within the country.

During the current period, the Company continued the Ixhuatan drill program that was initiated in January 2004 and completed an additional 5,300 metres of drilling in 21 holes. As of June 30, 2006, the Company had completed in excess of 31,000 metres of diamond drilling on the Ixhuatan Project through a total of 155 holes completed or in progress.

During the period, the Company continued the large scale regional exploration program covering the Company’s expanded Ixhuatan Project that was initiated during the first quarter of Fiscal 2006.  The program is designed to identify and follow-up on additional anomalous areas of the property in addition to seven separate previously identified anomaly areas, each in excess of 400 metres by 400 metres and greater than 100ppb gold.

In June 2006, the Company announced the results of an independent 43-101 compliant resource estimate on the Campamento Deposit, reporting measured, indicated and inferred resources based on a range of cut-off grades.  The Company is proceeding with a scoping study on the Campamento Deposit in order to determine the economic viability of the resource, which is not a mineral reserve.

The Company is planning exploration expenditures of approximately $8.7 million on the Ixhuatan property during Fiscal 2007, including continued drilling, regional exploration and completion of the Campamento scoping study.  The Company has also reserved an additional $1.2 million to expand the Fiscal 2007 Ixhuatan exploration program should the results merit an increase.

Dominican Republic

During the first quarter of Fiscal 2007, Resource property expenditures in the Dominican Republic totalled $0.1 million, of which 94% related to the Loma El Mate Joint Venture with Everton Resources Inc.   Everton earned its 50% interest in the Loma El Mate property during 2006 and acted as interim operator during a 10-hole drill program completed during the quarter.  The program successfully identified high grade polymetallic massive sulphide mineralization and the Company, in consultation with Everton, is currently considering a follow-up program.  All future expenditures for the Loma El Mate property will continue to be funded on a 50:50 basis with Everton.

1.13

Corporate Reorganization

During the quarter ended June 30, 2006, the Company completed its distribution of Linear Metals, a 100%-owned subsidiary of the Company, as a dividend-in-kind valued at $1,104,409 to the Company’s shareholders of record as of June 26, 2006.  In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, were transferred to Linear Metals Corp. Mexico, S.A. de C.V., a wholly owned subsidiary of Linear Metals and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.  The Company’s 100% interest in Linear Metals was distributed to the Company’s shareholders of record on June 26, 2006 on the basis of one unit of Linear Metals for each share of the Company.  Each unit of Linear Metals consisted of 0.8 of a common share and one-tenth of a warrant, with each full warrant entitling the holder to purchase one share of Linear Metals at $0.12 per share.

During the quarter, the Company incurred expenditures of $122,144 through Linear Metals, arising from professional fees and filing fees associated with the completion of Linear Metals’ prospectus, private placement and TSX Venture listing.  These expenses have been included in the results of the Company and identified as Discontinued operations.

The reorganization resulted in two stand-alone entities with initially identical shareholder bases – one company focused on gold and the other primarily on copper-silver.  Linear Metals has appointed a Board of Directors consisting of four individuals, two of whom are independent of Linear Gold.   Management of Linear Gold will serve as interim officers of Linear Metals until a president is appointed by its board.

1.14

Other Information

Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.lineargoldcorp.com.

LINEAR GOLD CORP					SCHEDULE “A”
Schedule of Resource Properties
for the period ended June 30, 2006

Details of Resource Properties

	Ixhuatan	Cobre Grande	Mexico	Dominican	Properties	Total
	Mexico	Mexico	Other	Republic	Transferred	30-Jun-06
Mineral Properties
Balance, beginning of period	$ 991,883	$ 168,812	$ 175,708	$ 741,031	$ 423,167	$ 2,500,601
Expenditures during period	-	-	13,364	-	22,075	35,439
Transfer of properties during period	-	-	-	-	(445,242)	(445,242)
Balance, end of period	$ 991,883	$ 168,812	$ 189,072	$ 741,031	$ -	$ 2,090,798

Deferred Exploration expenditures:
Drilling	1,012,616	-	-	37,537	-	1,050,153
Environmental	-	-	-	3,872	-	3,872
Geochemistry	50,844	-	-	772	-	51,616
Geology	629,196	-	134,512	21,713	7,753	793,174
Geophysics	-	-	-	3	-	3
Legal	-	-	-	-	-	-
Line cutting	-	-	-	-	-	-
Property evaluation	227,020	-	66,423	-	25,512	318,955
Prospecting	-	-	-	-	-	-
Reporting		-				-
Road construction	21,477	-	-	8	-	21,485
Supervision	117,108	-	39,840	1,108	-	158,056
Trenching	5,747	-	-	4,585	-	10,332
Management fees	-	-	-	2,293	-	2,293
	2,064,008	-	240,775	71,891	33,265	2,409,939
Balance, beginning of year	11,913,336	1,046,450	893,790	404,978	819,630	15,078,184
	13,977,344	1,046,450	1,134,565	476,869	852,895	17,488,123

Proceeds from option payments	-	-	-	-	(85,440)	(85,440)
Exploration partner contributions	-	-	-	-	-	-
Transfer of properties during period		-			(767,455)	(767,455)
	13,977,344	1,046,450	1,134,565	476,869	0	16,635,228
Mineral properties and deferred
exploration expenditures	$ 14,969,227	$ 1,215,262	$ 1,323,637	$ 1,217,900	$ 0	$ 18,726,026

Linear Gold Corp.

Form 52-109F2 – Certification of Interim Filings

I, Wade K. Dawe, President and Chief Executive Officer, Linear Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in the Issuers’ Annual and Interim Filings) of Linear Gold Corp. (the issuer) for the interim period ending June 30, 2006.

2.

Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

August 9, 2006

Signature:

/s/ Wade K. Dawe

Wade K. Dawe

Title:

President and Chief Executive Officer

Linear Gold Corp.

Form 52-109F2 – Certification of Interim Filings

I, Brian MacEachen, Vice-President and Chief Financial Officer, Linear Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in the Issuers’ Annual and Interim Filings) of Linear Gold Corp. (the issuer) for the interim period ending June 30, 2006.

2.

Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

August 9, 2006

Signature:

/s/ Brian MacEachen

Brian MacEachen

Title:

Vice-President and Chief Financial Officer